March 5, 1997



The 144 Committee
The Nostalgia Network, Inc.
650 Massachusetts Avenue, NW
Washington, DC  20001

Re:  The Nostalgia Network, Inc.


Gentlemen:

     As you know, Concept Communications, Inc. ("Concept") proposed, in a letter dated August 15, 1996, to convert $16.5 million principal amount of its outstanding loans to The Nostalgia Network, Inc. ("Nostalgia"). Such proposal expired, pursuant to its terms, on January 31, 1997. Notwithstanding such expiration, Concept and Nostalgia's 144 Committee continued discussions in an attempt to reach mutually acceptable terms of such a conversion.

     Such discussions have not led to an agreement and, accordingly, to the extent Concept's offer has not expired, it is hereby withdrawn, effective immediately.

                                        Sincerely,



                                        /s/ Werner G. Seubert
                                        Werner G. Seubert